Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX

July 29 2022

JUNE 2022 QUARTERLY REPORT

IperionX Limited (ASX: IPX) (the “Company”), is pleased to provide its quarterly report for the period ended June 30, 2022. Highlights during the quarter included:

Titan Project Scoping Study - a leading, sustainable U.S. critical mineral project

▪
IperionX announced the positive results of a Scoping Study on its Titan Project (“Project”) located in west Tennessee, United States. The Scoping Study results demonstrate the Titan Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other critical minerals needed for a low carbon future.

SCOPING STUDY HIGHLIGHTS

Largest potential source of U.S. titanium and rare earths minerals, including heavy rare earths

o	Scoping Study confirms the potential for the Project to be the largest U.S. producer of titanium and the rare earth minerals, monazite and xenotime, which includes both light and heavy rare earths.
o	In-situ metal content of titanium and rare earths over the life of the Titan Project represents potential production of ~60,500 Boeing 787s and ~24,000,000 electric vehicles.
o	Potential to satisfy 100% of the U.S. Department of Defense needs for titanium and the heavy rare earths required for national security.
o	Opportunity for a rapid and low capex entry to the U.S. rare earth supply chain, utilizing Energy Fuels’ existing White Mesa mill in Utah.

Potential for significant cashflow generation including average annual EBITDA of US$117 million

o	Potential to develop a domestic source of critical minerals in the U.S. with significant cashflow generation underpinned by low costs.
o	Compares favorably to global projects and is located in a leading jurisdiction significantly closer to a large number of end user facilities.
o
Importantly, the Scoping Study do not yet consider the potential upside associated with integration of the Titan Project (minerals business) and the Company’s breakthrough titanium metal technologies (metals business).

Globally significant U.S. critical mineral resource with massive potential upside in the region

o	100% interest in over 11,000 acres of titanium, rare earth minerals and zircon rich mineral sands properties in Tennessee, U.S.
o	Production target of 243 million tons of mineralized material over a life of mine of 25 years covers less than 4,500 acres of the current land position controlled by the Company.
o	Significant potential to grow production and Project life in the future.

Infrastructure, location and decarbonized supply chain advantage to major target markets and end users

o	Significant cost advantages due to the location and proximity to existing low cost, world-class infrastructure.
o	Major logistical advantage over many other critical minerals imported into the U.S. provides the potential for a further cost advantage and a lower carbon intensity supply chain.

Sustainable and community focused development

o	Actively taking a “sustainable first” approach to all areas of development with a focus on zero carbon power, sustainable rehabilitation practices and community engagement.
o	Building trust, broadening support, improving knowledge and promoting community participation and engagement in the development of the Titan Project.

Corporate Office	Tennessee Office	Salt Lake City Office

129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119

SCOPING STUDY HIGHLIGHTS (continued)

Rapidly progressing to be construction ready in 2023

o	Mineral demonstration facility at Titan Project being completed to facilitate feasibility test work, customer offtake discussions, downstream R&D and community engagement.
o	Feasibility study metallurgical test work already underway after successful completion of pre- feasibility level test work in early 2022.
o	Optimization for mine planning, processing and permitting pathway underway to facilitate a 2023 construction ready timeline.

University of Tennessee Institute of Agriculture sustainability research and demonstration project

▪	IperionX and University of Tennessee Institute of Agriculture (“UTIA”) partnered to research the implementation of sustainable operating and rehabilitation practices at the Titan Project.

▪	Work programs will focus on researching and demonstrating post mineral extraction practices and carbon sequestration opportunities for generational land-use benefits for local landowners.

▪
The initial scope of work will focus upon the elimination of invasive vegetation and subsequent improved ecological revegetation utilizing native warm season grasses, undertaken on IperionX’s owned properties.

▪
IperionX and UTIA will establish a 10-acre demonstration site at the Titan Project for the initial scope of work, intended to be used for further sustainability investigations, including the use of biochars, gypsum and other soil amendments to aid in higher crop yields and carbon sequestration through the use of selective vegetation and sustainable soil additives.

▪	The work programs will be led by Dr. Forbes Walker, a world-renowned soil science professor with the University of Tennessee Institute of Agriculture who has deep experience in land rehabilitation.

Listing on Nasdaq and commencement of trading in the U.S.

▪
IperionX’s registration statement on Form 20-F to register its ordinary shares with the United States Securities SEC was declared effective and the Company’s American depositary shares (“ADSs”) were approved for listing on the Nasdaq.

▪	Trading of ADSs on Nasdaq commenced in the U.S. on June 21, 2022 under the ticker symbol “IPX”, with each ADS representing 10 ordinary shares in the Company.

▪	IperionX continues to maintain its existing listing of ordinary shares on the ASX under the same symbol “IPX”.

▪
Nasdaq is one of the world’s premier venues for growth companies, with the listing providing the potential for increased liquidity and exposure to institutional and retail investors in the United States.

▪	The SEC registration and Nasdaq listing process did not include any capital raising.

For further information and enquiries please contact:

investorrelations@iperionx.com
+1 704 461 8000

TITAN PROJECT SCOPING STUDY - A LEADING, SUSTAINABLE U.S. CRITICAL MINERAL PROJECT

Table 1: Key Scoping Study metrics (values measured in metric units and are displayed in US$ unless specified).

Measure	Unit	Value
Production
Life of mine (LOM)	years	25
Mineralized resource mined	Mt	242.6
Annual average throughput	Mt/y	9.7
Annual average production – rare earth concentrate	t/y	4,650
Annual average production – rutile	t/y	16,700
Annual average production – ilmenite	t/y	95,500
Annual average production – premium zircon	t/y	22,400
Annual average production – zircon concentrate	t/y	16,100
Operating and Capital Costs
Unit operating costs (incl. royalties & transport)	US$/t ROM	6.91
Annual average operating costs (incl. royalties & transport)	US$M/y	67
Total initial capital cost	US$M	237
Direct capital cost	US$M	158
Indirect capital cost	US$M	30
Contingency (30%)	US$M	49
NPV to capex cost ratio		2.9x
Financial Performance
LOM revenue	US$M	4,600
LOM EBITDA	US$M	2,923
Annual average revenue	US$M/y	184
Annual average EBITDA	US$M/y	117
Payback from start of operations	years	1.9

Titan Project – A Major Potential Source of Titanium and Rare Earths for the U.S.

The delivery of the Titan Project Scoping Study (“Scoping Study” or “Study”) highlights the large, high value nature of a critical mineral development in west Tennessee, U.S., and provides the potential to be a leading U.S. source of low carbon critical minerals for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications.

As an example of the potential scale of the Titan Project, the in-situ titanium metal content produced over the life of the Titan Project is approximately 1.1 million tons, enough to supply the titanium metal content for approximately ~60,500 Boeing 787 airplanes, or over 1,000 years of 787 production based upon Boeing’s future targeted production of 5x 787 airplanes per month.

For rare earths, the combined in-situ neodymium, praseodymium, terbium and dysprosium rare earth oxide content over the life of the Titan Project is approximately 16 thousand tons, enough to supply the rare earth metal content for NdFeB used in permanent magnet motors in electric vehicles for approximately 24 million electric vehicles.

Figure 1: Titanium metal produced over the life of the Titan Project has the potential to support the production of ~60,500 Boeing
787s and ~24 million electric vehicles.

Titanium

Combined with IperionX’s breakthrough titanium metal technologies, the Titan Project the potential to re-shore the U.S. titanium supply chain in an efficient and sustainable manner, through eliminating process stages, reducing energy consumption, reducing carbon emissions and significantly cutting costs.

Figure 2: First 5-year average contained titanium metal (in concentrate) vs. 2019 U.S. titanium ingot production1.

Rare Earth Elements

The Titan Project has the potential to be one of the largest sources of monazite and xenotime minerals for the rare earth supply chain in the U.S. Importantly, the Titan Project endowment of Heavy Rare Earths including Dysprosium, Terbium and Yttrium could make IperionX one of the largest suppliers in the U.S.

[1]	Source: USGS, Roskill, WoodMackenzie

Figure 3: First 5-year average contained dysprosium & terbium oxide production vs. 2019 demand2.

IperionX previously announced a partnership with Energy Fuels Inc. has the potential to establish a fully integrated, “mine to market” U.S. rare earth supply chain for the electric vehicle and renewable energy sectors. This partnership allows the potential for rapid and low capex entry to the U.S. rare earth supply chain by utilizing Energy Fuels’ existing White Mesa mill in Utah, and highlights the importance of the Titan Project as a potentially important source of high value U.S. rare earth minerals, and in particular heavy rare earths.

IPERIONX

ENERGY FUELS

Rare Earth Mineral Deposit
Mineral Concentrating
Cracking & Leaching
Oxide Separation
Metal Refining
Magnet Manufacturing

Mineral resource and development of facility for rare earth mineral concentrate production

Existing facility with over $1 billion replacement value and development of additional separation capacity

U.S. & European downstream industry is rapidly developing but will need non-Chinese oxide supply

Figure 4: U.S. rare earths partnership between IperionX and Energy Fuels.

Potential for Significant Cashflow Generation

IperionX’s Scoping Study highlights the potential for the Company to develop a low-cost domestic source of critical minerals in the U.S., with compelling economics, including average life of mine annual EBITDA of US$117 million per annum, after-tax NPV8 of US$692 million and an after-tax IRR of 40%, for an initial capital investment of US$237 million (inclusive of a 30% contingency).

EBITDA Projection

A useful comparison to gauge the potential importance and value associated with critical mineral projects in the U.S. is the Mountain Pass project, operated by MP Materials Corp., which went public via a de-SPAC process in November 2020. MP Materials generates rare earth products from its operation in California, and at the time of the de-SPAC the transaction implied an enterprise value of approximately US$1,000 million. Subsequent to the transaction, MP Materials have outperformed their projections, with a current market capitalization of approximately US$6,350 million.

[2]	Source: USGS, Roskill, Wood Mackenzie

Table 2: Titan Project EBITDA comparison.

EBITDA US$M	Year 1	Year 2	Year 3
Titan Project – Scoping Study	122	173	116
MP Materials – Forecast at De-SPAC[3]	8	29	82

NPV to Capex Ratio

The Titan Project’s NPV to capex ratio, an economic benchmark which highlights the potential value generated by the initial development capital investment, is at the top end of the range of comparable north American critical mineral projects. This metric is often seen as a measure of the “fundability” of a mineral resource project, and highlights the attractiveness of the Titan Project when compared to its north American peers.

Figure 5: Titan Project NPV to capex ratio compared to other north American critical mineral developments4.

Pricing Scenario Sensitivity

Base case financial metrics for the Titan Project Scoping Study are based upon pricing forecasts from leading industry consultancies in rare earths and heavy mineral sand products. A scenario indicative of prolonged supply constraints modelled, including a 20% premium to product pricing, has been modelled for indicative purposes.

Table 3: Key Scoping Study metrics – pricing sensitivity.

Financial Performance	Unit	Base Case	Prolonged supply constraints
Average annual revenue	US$M/y	184	234
Average first five-year EBITDA	US$M/y	118	178
Payback from start of operations	years	1.9	1.3

[3]	MP Materials company presentation, July 15, 2020
[4]
Sources: Lithium Americas Thacker Pass Project PFS (link), 5E Advanced Materials Fort Cady Project DFS (link), Piedmont Lithium Carolina Lithium Project BFS (link), Ioneer Rhyolite Ridge Project DFS (link), Talon Metals Tamarack Nickel Project PEA (link)

Progressing to Construction Ready by 2023

The Scoping Study demonstrates the Titan Project’s importance as a leading U.S. critical mineral project and the Company has now been working on progressing the Titan Project to be construction ready during 2023.

Figure 6: Titan Project construction ready timeline.

Importantly to achieve this timeline the company has focused on the metallurgical test work programs needed to be completed to underpin both pre-feasibility and feasibility studies. To-date pre-feasibility test work has been completed with result to be finalized and incorporated into the pre-feasibility study and the Company is now engaged in feasibility study test work.

To aid in the development of the feasibility study test work the Company constructed the first stage of a three- stage demonstration facility on the Titan Project that was used to prepare the feasibility study test work samples. The first stage included hydro-cyclones and materials handling to allow for the removal of fine (minus 45 micron) material from the samples. The resulting product could then be more readily shipped and process by Minerals Technologies pilot wet concentration plant in Florida.

The Company intends to build upon the demonstration plant with two more stages allowing for production of mineral products including rutile, ilmenite, rare earths minerals and zircon. Stage two will see the addition of a set of MG12 spirals that will allow for the production of heavy mineral concentrate. Stage three will be the construction of a demonstration scale flotation plant for the rare earth minerals monazite and xenotime together with electrostatic and electromagnetic equipment to separate the titanium and zircon minerals. The demonstration plant will then assist customer discussions and offtake, provide for titanium minerals for further downstream processing and provide an opportunity to educate and interact with the community on the sustainable processing afforded to the Titan Project.

The Company has now also commenced a review of the opportunities available that could significantly enhance the economics. These reviews are expected to be completed ahead of the commencement of the pre-feasibility study.

The Company is also undertaking a permit pathway review which will result in a permitting strategy that is expected to lead to the Company applying for permits on the Titan Project with the Tennessee regulators in late 2022.

Figure 7: Titan Project Mineral Demonstration Facility.

UNIVERSITY OF TENNESSEE INSTITUTE OF AGRICULTURE SUSTAINABILITY RESEARCH AND DEMONSTRATION PROJECT

During the quarter, IperionX partnered with the University of Tennessee Institute of Agriculture (“UTIA”) to research the implementation of sustainable operating and rehabilitation practices at the Titan Project. The University of Tennessee is the flagship university in the state of Tennessee, and UTIA is at the forefront of agribusiness research, education and community outreach. The Titan Critical Mineral Project includes programs focused on post mineral extraction practices and carbon sequestration opportunities for generational land-use benefits for local landowners.

The initial scope of work will focus upon the elimination of invasive vegetation and subsequent improved ecological revegetation utilizing native warm season grasses, undertaken on IperionX’s owned properties. IperionX will establish a 10-acre demonstration site at the Titan Project for UTIA’s use for the initial scope of work, with the potential for the site to be used for further sustainability investigations, including the use of biochars, gypsum and other soil amendments to aid in higher crop yields and the carbon sequestration.

Land Rehabilitation & Carbon Sequestration

Native Warm Season Grasses

Native Warm Season Grasses (“NWSGs”) are a variety of tall-growing bunch grasses that grow during the warmer months of the year and lay dormant in the autumn and winter. Native grasslands are among the most endangered ecosystems in the Mid-South of the U.S., resulting in habitat destruction for native fauna including quail, rabbits and grassland songbirds, who use native grasslands for cover and nesting.

NWSGs are known for their fast-growing, deep root systems, which retain soil and help prevent erosion, along with their high-quality forage and hay production once mature. These deeper root systems help NSWGs sequester more carbon than their non-native counterparts. Research has shown that NWSGs grow better and have better yields than non-native grasses commonly used at reclaimed mineral extraction operations in North America. UTIA and IperionX will investigate the usage of Big Bluestem, Little Bluestem, and Indian Grass at the Titan Project to help remediate post-mining areas and return the land to its natural state with strong ecosystems, and potentially provide meaningfully higher production capacity than pre-mining.

Figure 8: Native grass root growth vs. non-native.

Biochar and Gypsum Soil Amendments

Biochar is a charcoal-like material made from grasses, wood and other plant materials, that is produced via the thermochemical decomposition of biomass at high temperature in low oxygen environments. Biochar is added to soil mixtures to improve the productivity and resilience of agricultural systems by increasing water retention and increasing plant nutrient availability.

Gypsum, also known as calcium sulfate, is one of the earliest forms of fertilizer with 250 years of agricultural use. Gypsum’s primary applications include high-sodium soil remediation, breaking up compact soils like clays, and providing calcium and sulfate sulfur nutrients to plants. Furthermore, it neutralizes aluminum toxicity in soils and improves drainage, reducing phosphorous runoff, crusting and ponding. Recent research has focused on using gypsum soil additives as a potential means of carbon sequestering in soils by enhancing root growth, which UTIA and IperionX will investigate at the Titan Project.

Carbon Sequestrating

Carbon sequestration is the removal and storage of carbon from the atmosphere, including by plants in the form of undecomposed organic material, primarily as dead plant root material. As such, plants with fast-growing, deep root systems, including Native Warm Season Grasses, may provide a significant opportunity for carbon sequestration under the right conditions, as does the use of soil additives which promote organic growth, including gypsum.

CORPORATE - LISTING ON NASDAQ AND COMMENCEMENT OF TRADING IN THE U.S.

During the quarter, IperionX’s registration statement on Form 20-F to register its ordinary shares with the United States Securities and Exchange Commission (“SEC”) was declared effective, with its American depositary shares (“ADSs”) approved for listing on the Nasdaq Capital Market (“Nasdaq”).

Trading on Nasdaq commenced in the U.S. on June 21, 2022 under the ticker symbol “IPX”. Each ADS represents 10 ordinary shares in the Company. IperionX will maintain its existing listing of ordinary shares on the Australian Securities Exchange (“ASX”) under the same symbol “IPX”.

Listing on Nasdaq in the United States will enhance the visibility and accessibility of IperionX to the extensive

U.S. market of retail and institutional investors and allow investors to trade IperionX’s ADSs directly in the U.S., in U.S. dollars during normal U.S. trading hours, including through their retail, online or institutional broker- dealer.

The SEC registration and Nasdaq listing process did not include any capital raising.

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Project

At June 30, 2022, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands (HMS), rich in minerals critical to the U.S, including titanium, rare earth minerals, high grade silica sand and zircon, of which approximately 453 acres are owned and approximately 10,618 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to lease or, in some cases, purchase the surface property and associated mineral rights. During the quarter, the Company purchased 316 acres of land through the exercise of option agreements.

Mining properties – Milford Project

At June 30, 2022, the Milford Project comprised the following tenements:

Tenement	Location	Interest
ML-001 to ML-100, ML-051a	Utah, USA	100%
Total number of claims	101

Mining exploration expenditures

During the quarter, the Company made the following payments in relation to mining exploration activities. Infill drilling for pre-feasibility & feasibility studies has concluded, and the Company will focus on the delivery of a mineral resource estimate upgrade at the Titan Project targeting both increased tonnage and increased confidence levels in mineral resource classification before commencing further drilling.

Activity	US$000
Drilling and assaying	(409)
Metallurgical test work	(505)
Geological consultants	(265)
Permitting	(59)
Technical studies	(242)
Field supplies, vehicles, travel and other	(361)
Total as reported in Appendix 5B	(1,841)

There were no mining or production activities or expenses during the quarter.

Related party payments

During the quarter, the Company made payments of approximately US$166,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, superannuation contributions and fees for services in relation to business development activities.

About IperionX

IperionX’s mission is to be the leading developer of low-carbon, sustainable, critical material supply chains focused on advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s titanium technologies have the potential to produce titanium products which are sustainable, 100% recyclable, low- carbon intensity and at product qualities which exceed current industry standards. The Company also holds a 100% interest in the Titan Project, located in Tennessee, U.S., which is rich in rare earth minerals.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Production Targets, Process Design, Mine Design, Cost estimates and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

This announcement has been authorized for release by the CEO and Managing Director.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Name of entity
IperionX Limited
ABN	Quarter ended (“current quarter”)
84 618 935 372	30 June 2022

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) exploration & evaluation	(1,841)	(5,686)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(862)	(3,608)
	(e) administration and corporate costs	(583)	(1,662)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	3	23
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material): (a) business development	(349)	(1,305)
1.9	Net cash from / (used in) operating activities	(3,632)	(12,238)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) tenements	(441)	(1,810)
	(c) property, plant and equipment	(1,365)	(1,406)
	(d) exploration & evaluation	-	-
	(e) investments	-	-

ASX Listing Rules Appendix 5B (17/07/20)	Page 12
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
	(f) other non-current assets	-	-
2.2	Proceeds from the disposal of:
	(a) entities	-	-
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material): (a) cash acquired on asset acquisition	-	-
2.6	Net cash from / (used in) investing activities	(1,806)	(3,216)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	17,604
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	104	2,266
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(2)	(431)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	102	19,439

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	11,304	1,698
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,632)	(12,238)

ASX Listing Rules Appendix 5B (17/07/20)	Page 13
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,806)	(3,216)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	102	19,439
4.5	Effect of movement in exchange rates on cash held	(309)	(24)
4.6	Cash and cash equivalents at end of period	5,659	5,659

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	2,473	7,473
5.2	Call deposits	3,186	3,831
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	5,659	11,304

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(166)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20)	Page 14
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

7.
Financing facilities
Note: the term “facility’ includes all forms of financing
arrangements available to the entity.
Add notes as necessary for an understanding of the
sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a desciption of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quater end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,632)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(3,632)
8.4	Cash and cash equivalents at quarter end (item 4.6)	5,659
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	5,659
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	1.6

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1.	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

No. Major activities related to the Company’s Titan Project scoping and pre-feasibility studies have concluded. These were discrete activities which do not have ongoing cash requirements. These activities included scoping study engineering, scoping study and pre- feasibility metallurgical test work and an intensive infill drilling program required to increase the confidence levels in mineral resource classification for a pre-feasibility study. These expenses are expected to substantially reduce in the current quarter.

8.8.2.
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Yes. The Company’s operations require additional funding through equity, debt, or other financing means. The Company is assessing a range of funding options to pursue the development of its projects. The Company has a strong institutional shareholder base and support for its projects remains strong.

8.8.3.	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

ASX Listing Rules Appendix 5B (17/07/20)	Page 15
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Yes. Major activities related to the Company’s Titan Project scoping and pre-feasibility studies have concluded. These were discrete activities which do not have ongoing cash requirements. The Company expects that it will complete additional funding as required to pursue the development of its projects. In the meantime, the Company is actively managing its cash and commitments to ensure that it can meet its business objectives.

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	July 29, 2022

Authorised by:	Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 16
+ See chapter 19 of the ASX Listing Rules for defined terms.